

March 23, 2015

<u>**Via Email**</u>
Jared L. Landaw
Chief Operating Officer and General Counsel
Barington Capital Group, L.P.
888 Seventh Avenue
New York, New York 10019

Re: **The Eastern Company**
         Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
         Filed by the Barington Group
         Filed on March 16, 2015
         File No. 001-35383

Dear Mr. Landaw:

We have reviewed your filings and have the following comments.

<u>Background of Proxy Solicitation, page 6</u>

1.   We partially reissue prior comment 3. Please provide quantitative and/or qualitative details to facilitate an understanding of the suggestions Barington made and the specific plans, if any, that Barington's nominees will advocate for if elected. For example, revise to provide context to suggestions that the company "build scale in its most attractive business through complimentary acquisitions…"

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Peter Smith, Esq.
        Kramer Levin Naftalis & Frankel, LLP